Paramount Communications Inc.
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15 Columbus Circle                      NEWS
New York, NY 10023-7780
212-373-8000
Fax 212-373-8558

FOR IMMEDIATE RELEASE
                                        January 12, 1994

NEW YORK, Jan. 12 -- Paramount Communications Inc. (NYSE: PCI) announced today that its Board of Directors has unanimously recommended that Paramount's stockholders reject the revised tender offer by Viacom Inc. and not tender any of their shares pursuant to the Viacom offer. The Paramount Board also reaffirmed its recommendation that Paramount stockholders accept the tender offer by QVC Network, Inc. and tender all of their shares pursuant to the QVC offer.

     Following its evaluation of recommendations from Paramount's financial and legal advisors, the Board reaffirmed its determination that the revised QVC offer and its second-step merger, taken together, are fair and in the best interests of Paramount's stockholders. The Board also determined that, although the per-share cash consideration offered in the revised Viacom offer is higher than that offered in the QVC offer, the aggregate consideration offered in the QVC offer and its second-step merger, taken together, represents the best value available to Paramount stockholders.

     Martin S. Davis, chairman and chief executive officer of Paramount Communications, said, "the bidding procedures adopted by the Board were designed to solicit the best obtainable bid and, therefore, the greatest ultimate value for shareholders. The Board remains committed to that objective and it will continue to closely monitor the situation for new developments. The Board also will continue to communicate to shareholders its views regarding any significant developments."

     "Any future bids," Mr. Davis added, "will, however, continue to be rigorously reviewed with regard to their compliance with the bidding procedures. The Board strongly encourages the bidders to submit their best and final bids at the earliest possible date. Nonetheless, the procedures were designed to preclude bids from being submitted after February 1 and that deadline will not be extended."

     "The procedures set up by the Board," Mr. Davis emphasized, "ensure that Paramount's shareholders will ultimately determine the winning bidder by tendering their shares based on their own judgment."
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Contact:  Jerry Sherman
          Paramount Communications Inc.
          (212) 373-8725

          Carl D. Folta
          Paramount Communications Inc.
          (212) 373-8530

          Jeffrey Z. Taufield
          Kekst and Company
          (212) 593-2655